

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

<u>Via E-mail</u>
Mr. Ian Mortimer
President and Chief Financial Officer
Xenon Pharmaceuticals Inc.
200-3650 Gilmore Way
Burnaby, British Columbia, Canada V5G 4W8

> **Re:** **Xenon Pharmaceuticals Inc.**
> **Form 8-K**
> **Exhibit No. 10.1 License and Collaboration Agreement**
> **Filed December 2, 2019**
> **File No. 001-36687**

Dear Mr. Mortimer:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance